UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
	            Washington, D.C. 20549

	                SCHEDULE 13G

	 Under the Securities Exchange Act of 1934

	              (Amendment No. )*


	        SPIRIT FINANCE CORPORATION
                      (Name of Issuer)

                        Common Stock
               (Title of Class of Securities)

                         848568309
                      (CUSIP Number)

                    December 16, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[   ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848568309


1.  	Names of Reporting Persons.
   	I.R.S. Identification Nos. of above persons
        (entities only).

	LEON G. COOPERMAN


2. Check Appropriate Box if a Member of a Group

	(a)   [  ]
	(b)   [ X]

3. SEC Use Only

4. Citizenship or Place of Organization:

	UNITED STATES


		5.  Sole Voting Power
Number of		2,603,800
Shares Bene-	6.  Shared Voting Power
ficially by	        1,691,100
Owned by	7.  Sole Dispositive Power
Each Report-	        2,603,800
ing Person	8.  Shared Dispositive Power
With:		        1,691,100



9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person:	        4,294,900


10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares [    ]


11.  Percent of Class Represented by Amount in Row (9):

	6.4%

12.  Type of Reporting Person

	IN



Item 1(a)	Name of Issuer:

	Spirit Finance Corporation   (the "Issuer").

Item 1(b)	Address of the Issuer's Principal Executive
		Offices:

		14631 N. Scottsdale Road
		Suite 200
		Scottsdale, AZ 85254

Item 2(a)	Name of Person Filing:

	This statement is filed on behalf of Leon G. Cooperman
	("Mr. Cooperman").

     Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), Omega Capital Investors, L.P.("Investors LP"), and Omega Equity Investors, L.P. ("Equity LP"). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

     Advisors also serves as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). As to the Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

     Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, and Advisors.

     Mr. Cooperman is married to an individual named Toby Cooperman. Mr. Cooperman is also one of the Trustees of the Leon and Toby
Cooperman Foundation (the "Foundation"), a charitable trust dated
December 16, 1981.  The other trustees are his wife, Toby
Cooperman, his sons, Wayne Cooperman and Michael Cooperman, and his brother, Howard J. Cooperman.

Item 2(b)	Address of Principal Business Office or, if None,
		Residence:


     The address of the principal business office of each of Mr.
Cooperman, Capital LP, Investors LP, Equity LP, Overseas, and
Advisors is 88 Pine Street, Wall Street Plaza - 31st Floor,
New York, New York 10005.


Item 2(c)	Citizenship:

	Mr. Cooperman is a United States citizen;


Item 2(d)	Title of Class of Securities:

	Common Stock   (the "Shares")


Item 2(e)	CUSIP Number: 848568309


Item 3.		If this statement is filed pursuant to Sections
		240.13d-1(b) or 240.13d-2(b) or (c):

	This Item 3 is not applicable.

Item 4.		Ownership:


Item 4(a) (b) Amount Beneficially Owned and Percent of Class:

     Mr. Cooperman may be deemed the beneficial owner of 4,294,900 Shares which constitutes approximately 6.4% of the total number of Shares outstanding. This is based on the Company's Form 10-Q for the quarterly period ended March 31, 2005 which reflected 67,626,643 Shares outstanding as April 30, 2005.

     This consists of 1,914,500 Shares owned by Capital LP;
156,100 Shares owned by Investors LP; 283,200 Shares owned by Equity LP; 250,000 Shares owned by the Foundation; and 1,691,100 Shares owned by the Managed Accounts.


Item 4(c)	Number of Shares as to which such person has:


(1) Sole power to vote or to direct the vote:

     1,691,100

(2) Shared power to vote or to direct the vote:

     2,603,800

(iii) Sole power to dispose or to direct the disposition of:

     1,691,100

(iv) Shared power to dispose or to direct the disposition of:
     2,603,800


Item 5.	Ownership of Five Percent or Less of a Class:

     This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person:

     This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company:

     This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

     This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

     This Item 9 is not applicable.


Item 10.	Certification:

     By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                             SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: May 20, 2005




LEON G. COOPERMAN, individually,
as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Partners, L.P.,
Omega Capital Investors, L.P.,
Omega Equity Investors, L.P., and
as President of Omega Advisors, Inc.


By /s/ ALAN M. STARK
  Alan M. Stark
  Attorney-in-Fact
Power of Attorney on file

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).